FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 23 September 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

23 September 2022

NatWest Group plc

Changes to our Board

NatWest Group plc (“NWG”) announces that after a tenure of 9 years on the Board, Robert Gillespie has indicated his intention to step down as a non-executive director with effect from the close of business on 15 December 2022. To allow for an orderly handover of responsibilities, Robert will first step down as Chair of the Group Performance and Remuneration Committee and be succeeded by Lena Wilson with effect from 24 September 2022.

Howard Davies, Chairman of NWG, said:

“I would like to thank Robert for his outstanding contribution to the Board since joining as a non-executive director in 2013. He has expertly chaired the Group Performance and Remuneration Committee since 2018, successfully navigating a period of continued change for the bank. We have benefitted greatly from his wisdom and experience and he leaves with our best wishes for the future.

I am delighted that Lena is assuming the role of Chair of the Group Performance and Remuneration Committee. Lena has been a member of the Committee since 2020 and, with her extensive experience, is ideally placed to take the Committee’s work forward.”

For Further Information Contact:

NatWest Group Investor Relations:

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	September 23, 2022	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary